Timothy W. Levin
  Partner
  215.963.5037

  December 20, 2007



John Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Dear Mr. Ganley:

Set forth below are your comments, and our responses to those comments, on Accessor Funds, Inc. (the "Registrant") Preliminary Schedule 14C that was filed on July 3, 2007 with the Securities and Exchange Commission ("SEC") to introduce a new investment management fee structure for the Growth Fund, Small to Mid Cap Fund and International Equity Fund (the "Funds"). This letter responds only to the specific comments outlined below regarding the new fee structure as implemented by the applicable investment management agreement for each Fund (each, a "Management Agreement" and, together, the "Management Agreements"), and other comments have been addressed either orally or under separate cover.

Comment: Please justify the selection of the Funds' lowest expense class (Advisor Class) in calculating the Performance Fee Adjustment (as defined in the Management Agreements), taking into account the SEC's position that basing the calculation of a performance fee on the performance of a class with the lowest expenses may not be justifiable "if the result would be that shareholders of another class would pay a higher advisory fee than would be warranted given that class's performance."(1)

Response: We believe that the structure of the Performance Fee Adjustment in each Management Agreement is consistent with the views of the SEC set forth in the 18f-3 Release. In adopting Rule 18f-3, the SEC, in pertinent part, stated:

         In addition, the Commission believes that it would also be consistent with section 205(b)(2) and rule 205-1 if a multiple class fund were to use the investment performance of a single class for the purpose of calculating the performance fee. In approving the use of a class, the board of directors of the fund should consider all of the relevant factors, including the proposed performance fee schedule, the effect that using one class instead of another would have on the fees paid, the anticipated relative size of each class, the expense ratio of each

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(1)   See Investment Company Act Release No. 20915 n.12 (Feb. 23, 1995)
(hereinafter the "18f-3 Release").

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John Ganley
December 20, 2007
Page Two

         class, the effect of any waiver or reimbursement of expenses on the performance of that class, the nature of the index to which the fund's performance will be compared and, if the index is comprised of comparable funds, the average expense ratio of those funds. For instance, it would appear difficult for a board to justify basing the calculation of a fee on the performance of a class with the lowest expenses if the result would be that shareholders of another class would pay a higher advisory fee than would be warranted given that class's performance.(2)

While clearly providing a standard to be applied by mutual fund boards in analyzing a particular fee arrangement, the relevant language from the 18f-3 Release specifically contemplates that "using the investment performance of a single class for the purpose of calculating the performance fee" would be permitted under appropriate circumstances. For the reasons discussed below, we believe that the Performance Fee Adjustments in the Management Agreements do not result in shareholders of classes other than the Advisor Class of each Fund paying a higher advisory fee than would be warranted given that class's performance.

In making its determination to approve the Management Agreements, the Board of Directors of the Registrant (the "Board"), in accordance with the 18f-3 Release's guidance and consistent with its fiduciary duties, considered all factors it deemed relevant including, but not limited to, the proposed fee schedule, class expense ratios, and the nature of the comparative index used. Based on these considerations, the Board concluded that the Performance Fee Adjustment should be calculated based on the performance of the Funds' Advisor Class. In approving the Performance Fee Adjustment, the Board considered the view of the Funds' investment adviser, Accessor Capital Management LP ("Accessor"), that the performance fee arrangement, including the Performance Fee Adjustment, aligns the interests of the Funds' sub-advisers (the "Money Managers") with those of Fund shareholders. In part, the view of Accessor derives from the fact that the compensation payable by the Funds to each Money Manager does not affect the compensation payable by the Funds to Accessor. Therefore, Accessor does not have a direct financial interest in the compensation payable to Money Managers under the Management Agreements and the fees payable to the Money Managers reflect the result of arm-length negotiation between Accessor on behalf of the Funds and each Money Manager.

The Performance Fee Adjustment as adopted by the Board reflects that the differences in expenses between the Advisor Class and the other classes is attributable entirely to Rule 12b-1 fees or other expenses that are not for advisory services and are not paid to the Money Managers ("Other Expenses"). These Other Expenses are, therefore, outside the Money Managers' control. From the perspective of each Money Manager, tying the Performance Fee Adjustment to the performance of another class with higher Other Expenses would simply create an extra hurdle which must be overcome in order for the Money Managers to outperform the relevant comparative index. This is particularly the case when, as with the Funds, the comparative index used for the Performance Fee Adjustment is a broad-based securities index, which does not reflect operating expenses of the Advisor Class shares or trading costs, let alone Other Expenses.(3) The Money Managers could simply argue that they are underpaid for their exceptional

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(2)   See the 18f-3 Release the text following footnote 14.

(3) In contrast, the language quoted from the 18f-3 Release above notes that funds may use an index of comparable funds as a benchmark. An analysis of whether the performance of a particular class of shares is appropriate when structuring a performance fee might differ if the comparative index included other funds which, themselves, had higher embedded other expenses.

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John Ganley
December 20, 2007
Page Three

performance for the class with the lowest expenses if a class with the highest expenses were chosen to calculate the Performance Fee Adjustment.

In addition to providing the most direct permissible comparison of the Money Manager's performance to the benchmark index, using the Adviser Class shares for purposes of the Performance Fee Adjustment avoids negative repercussions that could result from either basing the Performance Fee Adjustment on a class of shares with higher Other Expenses or applying the Performance Fee Adjustment separately to each class of shares as permitted under Rule 18f-3(a)(1)(iii). As noted above, the fees payable to the Money Managers are a result of negotiation between Accessor and each Money Manager. If forced to negotiate a Performance Fee Adjustment that is based on a higher-expense class of shares, the Money Managers would attempt to negotiate different Performance Fee Adjustment terms that indirectly compensate them for the "performance drag" that is embedded in the Other Expenses associated with other classes of shares. We believe that modifying terms of the Performance Fee Adjustment to compensate for Other Expenses in this manner would simply result in a fee structure that measures the Money Managers' performance less directly and less accurately than simply tracking the performance of the Advisor Class shares. Even if the Performance Fee Adjustment were to be tracked separately for each class of shares, the Money Managers would seek to negotiate indirect offsets that simply reflect (likely imprecise) blended assumptions regarding the effect of Other Expenses on performance. This could result in a Performance Fee Adjustment that not only makes performance measurement less direct and less accurate, but also would add to the complexity of the Performance Fee Adjustment. This, in turn, could lead to greater chance of miscalculation of the proper fee and unnecessarily confuse shareholders regarding the fees that each Fund pays. We believe, therefore, that the Performance Fee Adjustment, when based on the Advisor Class's expenses, better indicates how well or poorly a Fund performed as compared to its comparative index and fairly compensates the Money Manager for its performance.

Comment: Please discuss the appropriateness of the Maximum Performance Rate, which applies when the Performance Difference (as defined in the Management Agreements) reaches plus or minus 350 basis points, with regards to the Staff's guidance that hurdle rates should generally be at least plus or minus 10 percentage points.(4)

Response: We disagree with the Staff's position that the Performance Fee Release requires a fund using a performance fee to adopt a hurdle rate of +/- 10 percentage points. The preliminary "rule of thumb" guidance in the Performance Fee Release is designed to address performance fee arrangements that cause the maximum adjustment to occur on the basis of out- or under-performance, which, for a fund using an absolute percentage point trigger, is not relevant:

         Under a number of contracts the maximum fee adjustment resulted from any difference, no matter how slight, in performance between the fund and the index. Under other contracts performance differences were measured in terms of a percent of the investment performance of the index rather than in terms of percentage point differences. Using percent differences may result in a maximum fee adjustment for small absolute differences in performance. Similarly, under a substantial number of contracts the maximum fee adjustment may result from a performance difference of less than 10 percentage points. Under other incentive fee arrangements, a significant portion of the maximum fee adjustment may also result from insignificant performance differences. (footnote omitted).

-----------------------

(4) Investment Company Act Release No. 7113 (Apr. 6, 1972) (hereinafter, the "Performance Fee Release").

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John Ganley
December 20, 2007
Page Four

The Performance Fee Adjustments do not permit a fee adjustment as a result of any difference. While the Funds do have a hurdle rate of less than 10%, to the extent that the Performance Difference falls within the Null Zone, the Performance Adjustment Rate will be zero and there will be no Performance Fee Adjustment. Therefore, we believe that this Null Zone sufficiently addresses any concerns regarding insignificant or random differences. Instead, the Performance Fee Adjustments are designed to reasonably assure that any significant incentive payments (or penalties) will be attributable to the Money Manager's skill or lack of skill, rather than to random fluctuations.

When considering approval of the Management Agreements, the Board also considered the views of Accessor that the mutual funds market is extremely competitive and, in the applicable comparative universes, outperforming the performance benchmark by 350 basis points over the performance measurement period represents a significant achievement by the Money Manager. Based on analysis conducted by Accessor, such outperformance by the Money Managers would often have resulted in the applicable Fund achieving the highest rating (e.g., five stars) by third party mutual fund evaluation services. While we recognize that there are funds that may outperform their indices by 1,000 basis points at any given time, we do not believe that this result is a necessary achievement in order to justify the Money Managers receiving the Maximum Performance Rate.

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Schedule 14C;
(ii) SEC staff comments or changes to disclosure in response to Staff comments in the Schedule 14C reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Schedule 14C; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,


Timothy W. Levin